Exhibit 99.1

One and one Green Technologies Expects 22–24% Revenue Increase and 80–85% Net Income Growth for 2025

San Rafael, Bulacan, Philippines, April 15, 2026 (GLOBE NEWSWIRE) -- One and one Green Technologies. INC (“One and One” or the “Company”) (NASDAQ: YDDL), a Philippines-based recycler holding a government-issued license in the Philippines to import and process hazardous waste as raw materials, today announced selected preliminary unaudited financial results for the full fiscal year ended December 31, 2025.

The Company expects revenue for fiscal year 2025 to be in the range of $64.5 million to $65.8 million, reflecting year-over-year growth of approximately 22% to 24%. Net income is expected to be in the range of $10.8 million to $11.8 million, an increase of approximately 80% to 85% compared to the prior year.

If achieved, these results would represent the Company’s strongest annual performance on record.

The Company has experienced consistent revenue growth over the past three years, increasing from $41.3 million in 2023 to $53.5 million in 2024 to between $64.5 million and $65.8 million in 2025. Net income has also increase over the same period, from $5.6 million in 2023 to $6.5 million in 2024 to between $10.8 million and $11.8 million in 2025, reflecting the operating leverage the Company has built as it scales its recycling operations in the Philippines and deepens its position as a supplier to manufacturers across Asia.

The preliminary financial results described in this press release are unaudited and subject to adjustments and completion of the Company’s financial closing procedures and audit process. The ranges provided represent management’s current best estimate based on information available as of the date of this release. The Company does not expect actual results to differ materially from the preliminary results presented. The Company expects to report its full financial results for fiscal year 2025 in the Annual Report on Form 20-F with the Securities and Exchange Commission by the end of April 2026.

About One and one Green Technologies. INC

One and one Green Technologies. INC (NASDAQ: YDDL) is a licensed hazardous waste importer and a licensed recycler of non-ferrous metals and industrial materials in the Philippines. One and One transforms electronic waste, scrap metal, and other raw materials into high-value products, including copper alloy ingots and aluminum scraps. With a significant permitted annual capacity and advanced processing capabilities, One and One provides economical, flexible, and environmentally responsible recycling solutions to manufacturers and industrial clients across domestic and international markets. One and One is strategically positioned to meet the growing demand for sustainable resource management.

For more information, please visit our website at www.onepgti.com.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Investor Relations Contact:

Matthew Abenante, IRC
President
Strategic Investor Relations, LLC
Tel: 347-947-2093
Email: matthew@strategic-ir.com